Exhibit 4.5

Royal Ahold Supervisory Board

Albert Heijnweg 1, 1507 EH Zaandam P.O. Box 3050, 1500 HB Zaandam The Netherlands Telefax +31 75 659 83 53 Telephone +31 75 659 91 11 Direct Dial +31 75 659 56 25

Mr. M. P. M. de Raad

[The Netherlands]

Datum:           December 18, 2000

Referentie:    AJB/mh/mip

Dear Mr. de Raad,

We hereby confirm our agreement regarding your appointment as member of the Executive Board.

Appointment

You will be appointed as member of the Executive Board with the title of Executive Vice President of Royal Ahold as from January 1st 2001. As member of the Executive Board you will carry full joint responsibility for all activities of Royal Ahold together with the other members of the Board.

The operative mode of the Executive Board is one of consensus under the chairmanship of the President. Nevertheless, every member of the Board as Liaison Officer is entrusted with specific responsibilities.

Remuneration

Your will receive the same remuneration as the other Dutch Executive Vice Presidents. Your fixed gross base salary will be: NLG 1,125,000 annually payable in The Netherlands and US$ 150,000 annually payable in the USA, both in thirteen equal periods of four weeks.

Your variable income will be payable in the USA in a single payment following the publication of annual results (this will be paid to you for the first time in 2002). The variable income is calculated according to the following formula:

Variable payment in year Y = US$ 165,000 x	earnings per share year Y x 100
earnings per share 1993 75

Actual payment for 1999 was US$ 588,370

You will be paid expense compensation (to cover small expenses) of NLG 19.500 (tax free) annually, payable in The Netherlands in thirteen equal payments. All other business expense is payable by the company.

You may participate in the Employee Stock-option plan of Royal Ahold. The number of stock-options will be determined by ESOS on the recommendation of Royal Ahold’s Executive Board. As a member of the Executive Board you are qualified to receive annually 75.000 stock options at the share price of the last trading day of the preceding year, for the first time on January 1st 2001.

Ahold Pension is applicable to the Dutch fixed salary. We can give you more detailed information on specific ways to accommodate your pension plans.

The so-called salary continuation plan is applicable to the American fixed salary and fully vested after five years. We will send you a copy of this plan.

You will have free usage of a suitable vehicle, as well as the services of a private driver.

Place of assignment

For this assignment you will be located in The Netherlands.

Termination of the Executive Board Membership

In addition to the right of the Supervisory Board to discharge members of the Executive Board your membership of this board will come to an end as follows:

•	Upon your personal request, after reaching sixty years of age.

•	By decision of the Supervisory Board after reaching sixty years of age.

•	In any event, upon reaching sixty-two years of age unless otherwise agreed.

Besides we concluded the following ‘change of control’ clause:

If there would be a hostile take-over of Royal Ahold and as a consequence it would not be possible to continue your position as member of the Executive Board, your fixed salary will be paid until you reach the age of sixty-two.

General Conditions

The following general conditions are applicable to this contract:

Advance notice

Advance notice in case of resignation will be mutually agreed upon, however it will at least be equal to three periods of four weeks.

Telephone

All reasonable expenses for telephone installation and usage will be for the account of Royal Ahold.

Security

All reasonable expenses to ensure your security at home will be for account of Royal Ahold.

Outside functions

Directorships and/or other outside functions can be accepted only with the advance approval of the Executive Board and the Supervisory Board.

Secrecy Agreement

All employees are held to secrecy both during as well as after completing the employment with the company. Strict confidentiality is required regarding both general and specific information that would be detrimental to the company or any of its subsidiaries if made available to a third party.

Gifts

It is prohibited for any employee in relation to his job to accept gifts, commissions, bribes and any other form of encouragement or material advantage, whatever they may be.

This contract is subject to Dutch law.

We wish you all the best in your new and challenging position and express our confidence that you will contribute to the future success of our company.

Would you be so kind to return the enclosed copy duly signed as confirmation of your agreement with the above.

On behalf of the Supervisory Board,

Yours faithfully,	For approval

/s/ Ir. H. de Ruiter	/s/ M. P. M. de Raad

Ir. H. de Ruiter Chairman of the Supervisory Board	M. P. M. de Raad